May 30, 2006

To:     British Columbia Securities Commission and
          Alberta Securities Commission

Dear Sirs/Mesdames:

RE:     Luna Gold Corp. (the "Company")

This letter will confirm that we agree with the contents of the attached Notice of Change of Auditor dated May 23, 2006 (the "Notice") from Luna Gold Corp. given pursuant to National Instrument 51-102 respecting our appointment of auditor, based on our knowledge of such information at this time. This letter is given pursuant to the National Instrument as aforesaid.

The resignation of KPMG LLP, the Company's former auditor has been accepted by the Company's Audit Committee andits Board of Directors.

Yours truly,

STALEY, OKADA & PARTNERS
STALEY, OKADA & PARTNERS
Chartered Accountants